[QUANTA SERVICES, INC. LETTERHEAD]



                                  May 20, 2002

Wachovia Bank, N.A., as Trustee
Quanta Services, Inc. Stock Employee Compensation Trust
One West Fourth Street, NC6251
Winston-Salem, NC  27012
Attention:  Quanta Services Account Officer


                  Re:      Quanta Services, Inc. Stock Employee
                           Compensation Trust (the "Trust")

Ladies and Gentlemen:

                  Reference is hereby made to (i) the Quanta Services, Inc. Stock Employee Compensation Trust Agreement (the "Trust Agreement"), dated as of March 13, 2002, by and between Quanta Services, Inc., a Delaware corporation (the "Company"), and Wachovia Bank, N.A., as Trustee (the "Trustee"), and (ii) the Settlement and Governance Agreement (the "Settlement Agreement"), dated as of May 20, 2002, by and between the Company and Aquila Inc. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Trust Agreement.

                  The Company hereby notifies the Trustee that on May 20, 2002, in accordance with Section 8.2 of the Trust Agreement, the Board of Directors of the Company authorized and approved the termination of the Trust, effective immediately Accordingly, the Company hereby requests that the Trustee terminate the Trust in accordance with Section 8.2 of the Trust Agreement. In light of the fact that the Fair Market Value of the Trust Fund is less than the remaining amounts payable to the Company pursuant to the Loan, in lieu of the Trustee selling the Trust Fund for cash and paying such cash to the Company in respect of the Loan pursuant to clauses (ii) and (iii) of the fourth sentence of Section
8.2 of the Trust Agreement, the Company and the Trustee agree that, upon termination of the Trust, the Trustee shall deliver to the Company all Company Stock, plus all other assets constituting the Trust Fund at the time of such termination in exchange for cancellation of the promissory note evidencing the Loan, the delivery of such Company Shares and other assets to constitute full satisfaction of all amounts outstanding under the Loan. As a result of the Settlement Agreement and the termination of the Trust as described above the Trustee will not be obliged to vote any shares of Common Stock at the Company's 2002 Annual Meeting.

                  The validity of this Letter Agreement, its construction, interpretation, and enforcement, and the rights of the parties, shall be determined under, governed by, and construed in accordance with the internal laws of the State of Delaware without regard to choice of law rules. This Letter Agreement and the Trust Agreement constitute the entire agreement between the parties pertaining to the subject matter contained herein. This Letter Agreement may not be altered, amended or modified, nor may any portion hereof be waived or noncompliance therewith consented to, except by means of a writing executed by each of the parties hereto.

                             Very truly yours,

                             QUANTA SERVICES, INC.


                             By:   /s/ Dana A. Gordon
                                   ---------------------
                                   Dana A. Gordon
                                   Vice President - General Counsel

Accepted and agreed this 20th day of
May, 2002

WACHOVIA BANK, N.A.



By:  /s/ Peter D. Quinn
     ------------------------------------------------
     Name: Peter D. Quinn
     Title:  Senior Vice President